UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)

World Wrestling Entertainment, Inc.
(Name of Issuer)

Class A Common Stock, par value of $0.01 per share
(Title of Class of Securities)

98156Q108
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98156Q108	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lindsell Train Limited Tax ID 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,230,100*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,870,100*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,100*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%
12	TYPE OF REPORTING PERSON
IA

* See Attachment A

CUSIP No. 98156Q108	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Michael James Lindsell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,230,100*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,870,100*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,100*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%
12	TYPE OF REPORTING PERSON
IN

* See Attachment A

CUSIP No. 98156Q108	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Nicholas John Train
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,230,100*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,870,100*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,100*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%
12	TYPE OF REPORTING PERSON
IN

* See Attachment A

CUSIP No. 98156Q108	13G	Page 5 of 11 Pages

Item 1.	(a)	Name of Issuer:

World Wrestling Entertainment, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

1241 East Main Street
Stamford, CT 06902
USA

Item 2.	(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by Lindsell Train Limited (the “Manager”), a corporation organized under the laws of England and Wales, United Kingdom, Mr. Michael James Lindsell and Mr. Nicholas John Train with respect to the ownership of shares of Class A Common Stock, par value $0.01 per share of the Issuer (“Class A Common Stock”) by several separately managed accounts over which the Manager has investment discretion and voting power (the “Managed Accounts”).  The Manager and Mssrs. Lindsell and Train are collectively referred to in this Schedule 13G as the “Reporting Persons.”

(b)	Address of Principal Business Office:

The address of the principal business office of the Manager and Mssrs. Mattera and Burgess is Cayzer House, 30 Buckingham Gate, London SW1E 6NN, United Kingdom.

(c)	Citizenship:

The Manager is a corporation organized under the laws of England and Wales, the United Kingdom. Mr. Lindsell is a citizen of the United Kingdom. Mr. Train is a citizen of the United Kingdom

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

98156Q108

CUSIP No. 98156Q108	13G	Page 6 of 11 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	(j)	[X] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
(k) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Corporation

CUSIP No. 98156Q108	13G	Page 7 of 11 Pages

Item 4.	Ownership.*

A.	Lindsell Train Limited
(a)	Amount Beneficially Owned: 1,870,100
(b)	Percent of class: 6.0%
(c)	Number of Shares as to which the person has:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or direct the vote: 1,230,100
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 1,870,100

B.	Michael James Lindsell
(a)	Amount Beneficially Owned: 1,870,100
(b)	Percent of class: 6.0%
(c)	Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote: 0
	(ii)	shared power to vote or direct the vote: 1,230,100
	(iii)	sole power to dispose or to direct the disposition of: 0
	(iv)	shared power to dispose or to direct the disposition of: 1,870,100

C.	Nicholas John Train
(a)	Amount Beneficially Owned: 1,870,100
(b)	Percent of class: 6.0%
(c)	Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote: 0
	(ii)	shared power to vote or direct the vote: 1,230,100
	(iii)	sole power to dispose or to direct the disposition of: 0
	(iv)	shared power to dispose or to direct the disposition of: 1,870,100

* See Attachment A

CUSIP No. 98156Q108	13G	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiaries Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit I.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

CUSIP No. 98156Q108	13G	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2014

LINDSELL TRAIN LIMITED

By:	/s/ Michael Lim
Name:	Michael Lim
Title:	Director

/s/	Michael James Lindsell
Name:	Michael James Lindsell

/s/	Nicholas John Train
Name:	Nicholas John Train

CUSIP No. 98156Q108	13G	Page 10 of 11 Pages

Exhibit I
AGREEMENT

    The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 11, 2014

LINDSELL TRAIN LIMITED

By:	/s/ Michael Lim
Name:	Michael Lim
Title:	Director

/s/	Michael James Lindsell
Name:	Michael James Lindsell

/s/	Nicholas John Train
Name:	Nicholas John Train

CUSIP No. 98156Q108	13G	Page 11 of 11 Pages

ATTACHMENT A

1.           Items 4(a) and (b) of Schedule 13G

      As of February 11, 2014, the Managed Accounts were the legal owners of 1,870,100 shares of Class A Common Stock.  Based on there being 30,789,056 shares of Class A Common Stock, as reported in the Quarterly Report on Form 10-Q of World Wrestling Entertainment, Inc. filed with the Securities and Exchange Commission on November 1, 2013 (the “Form 10-Q”), the Managed Accounts’ holding represents approximately 6.0% of the outstanding Class A Common Stock.  No individual account holds more than 5% of the outstanding Class A Common Stock.

     The Manager serves as investment manager to the Managed Accounts and has voting power over 1,230,100 shares of Class A Common Stock representing 4.0% of outstanding shares of Class A Common Stock but holds investment discretion over 1,870,100 shares of Class A Common Stock representing 6.0% of the outstanding shares of Class A Common Stock.  Accordingly, the Manager may be deemed to be the beneficial owner of 6.0% of outstanding shares of the Class A Common Stock.

     Michael Lindsell owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

     Nicholas Train owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

     Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock of the Issuer held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

2.           Item 4(c) of Schedule 13G

     As of February 11, 2014, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 1,870,100 shares of Class A Common Stock held by the Managed Accounts.

     Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.